UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Modbook Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    February 2, 2012

Physical address of issuer
18341 Sherman Way, Suite 100, Los Angeles, CA 91335

Website of issuer
http://www.modbook.com

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$342,894.00	$353,777.00
Cash & Cash Equivalents	$8,942.00	$17,682.00
Accounts Receivable	$0.00	$333.00
Short-term Debt	$906,043.00	$826,030.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$12,806.00	$24,868.00
Cost of Goods Sold	$7,113.00	$9,982.00
Taxes Paid	$800.00	$803.97
Net Income	-$299,201.00	-$298,053.42

FORM C-AR

Modbook Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Modbook Inc. , a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.modbook.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 04/29/2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Modbook Inc. (the "Company") is a California Corporation, formed on February 2, 2012.

The Company is located at 18341 Sherman Way, Suite 100, Los Angeles, CA 91335.

The Company's website is http://www.modbook.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company manufactures tablets for Mac creative professionals.

RISK FACTORS

Risks Related to the Company's Business and Industry

The amount of capital the Company has raised to date may not be enough to sustain the Company's current and/or future business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised to date. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause our shareholders to lose all or a portion of their investment.

Raising additional capital may cause dilution to our existing stockholders or restrict our operations.
We intend to seek additional capital through a combination of public and private equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, and restrictions on our business operations that could adversely impact our ability to conduct our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide components of our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors in China and the US because we believe that such relationships are advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our products and services.
We obtain these materials from a limited number of vendors, some of which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise

unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We plan to offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Andreas Haas who is Director, CEO, Secretary, President, and CFO, 2012 to present of the Company. The Company has or intends to enter into employment agreements with Andreas Haas although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Andreas Haas or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not required to, and have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of components, packaging materials, and freight.

The prices of the components, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials as well as aluminum and plastic packaging materials provided by third-party suppliers. We buy from a variety of vendors and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with any of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Federal Trade Commission, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal

matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services,

goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Apple Inc and various pen and touch technology suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on

our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Investment in the Company is suitable only for individuals who are financially able to withstand total loss of their investment.
While the Company has developed a business plan it believes in good faith has a reasonable chance of success, the projections made by the Company are ultimately speculative and involved the possibility of a total loss of investment, due to any number of considerations.

The Company is relying on just-in-time manufacturing to efficiently manage its cash flow and avoid tying up monies in production parts that could become obsolete when third parties whose products the Company relies upon are updating their products.
The Company is targeting completed products to remain less than 8 days in inventory and is accordingly planning manufacturing based on its sales forecast. This may cause the Company to lose out on sales due to engaging with certain sales and distribution partners that would require the Company to carry inventory at such partner, which could negatively affect the Company's ability to penetrate certain target markets and achieve its goals in such markets.

The Company's products require for their basic function certain third party products, including but not limited to certain models of the MacBook Pro product line from Apple Inc.
Such third-party products undergo changes from time to time, in which case the Company's products may no longer function and interoperability with the changed third party products. Such required restoration may cause delays in product availability or even require the termination of products where such restoration is not feasible, either which in turn may case a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company's core product line are macOS-based tablet computers.
This type of computer is not currently offered by Apple Inc. and Company's management is satisfied that this situation will not change in the foreseeable future. However, sales of the Company's current core product line would be subjected to material adverse effects should Apple Inc. launch a competing macOS-based tablet computer.

The Company is comprised of a small but highly skilled team.
The loss or death, especially of Andreas Haas (CEO/Lead Engineer) could severely impair the company's ability to implement its plans.

The Company could be harmed in the event of the death or disability of Founder Andreas Haas.
Likewise, key team members could leave or become unable to serve, decreasing the Company's ability to achieve its goals. The Company has engaged global resources for some of its components. Political risks, natural disasters, communication outages and other factors can make team members or key suppliers unavailable or otherwise impact our ability to keep operating at projected efficiencies.

In order to successfully execute its business plan, the Company is dependent on its founder, management, and sponsors in combination with attracting, recruiting, developing and retaining qualified personnel to meet its growth goals.
Retaining qualified personnel or locating and hiring replacements, if any, could be costly and may require the Company to grant rewards or incentive compensation, which could have a materially adverse effect on the Company's financial results and any potential investment. Any loss of any such persons through untimely death, unwillingness to continue or other unidentified conditions, could have a materially adverse effect on the company and its business.

The Company will allot some portion of the proceeds from the offering for unspecified working capital.
The proceeds from the offering could be used by the Company in the ways management deems most effective in meeting the Company's goals. This means that although the Company definitely has plans for the proceeds (focused on marketing, sales, product launch, and expanding product lines), the Company will ultimately have the discretion to allocate the proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment Accordingly, any portion of the proceeds from this offering could be used for the purpose that the Company deems to be in its best interest in order to address new opportunities and changed or unforeseen circumstances. As a result, the Company's success will be substantially dependent upon its discretion and

judgment with respect to application and allocation of such portion of the proceeds in the manner that the investors do not agree and investors may have no recourse.

Revenue projections for the Company may change or be diminished.
The Company's success depends mainly on its ability to collect revenue from the sale of its to be newly launched product and other developing product lines. The company may generate but retain some or all of the earnings for the development and expansion of its business and product lines accordingly, and chose not to make distributions to the shareholders. If the Company does not generate enough revenue, its business, financial condition, and operating results will be materially adversely impacted.

Fluctuations and uncertainty in the broader economic climate could have an adverse effect on consumer and business confidence, limiting non-critical expenditures and affecting the Company's revenue.
It is possible that increasing financial pressures and other economic factors (such as rising healthcare costs, declining incomes, increasing unemployment, tax increases and projected interest rates) may limit the income required to purchase high-performance technology and may adversely affect both business and customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on the investor's investment.

An increase in the cost of components and/or raw materials could affect the Company's profitability.
Commodity and other price changes may result in unexpected increased in the cost of specific components, raw materials, glass and other materials used by the Company. The Company may also be adversely affected by shortages of components or raw materials. In addition, energy costs increasing could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volumes, sales, and operating profit, and this could have an adverse effect on the investor's investment.

Even if the Company reached or exceeds its revenue goals, and the investor wants immediate access to the then net worth of the investment, the investor may need to wait until a liquidity event, and there are no guarantees one will occur.

Most markets, including the market for technology companies, are not predictable.
While we may be able to sell the company for its technology, business model, intellectual properties, team or other factors, there is no guarantee that it will become profitable or that it can or will be sold. Even if a sale does occur, there is no guarantee that investor returns will be positive, nor sold for an amount that allows the investor to recoup their investment or make a profit.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and

merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company manufactures tablets for Mac creative professionals.

Business Plan

Modbook's goal is to become the go-to solution for Mac creative professionals seeking pen, power, performance and portability in a single package, as well as anyone who simply demands the most from a portable Mac tablet. By supporting the mobile community of creatives with tools that empower them and deliver them a life without compromise, the Company is in a position to seize this growing $1.9 billion market opportunity.

History of the Business

The Company's Products and/or Services

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer one version of our Modbook Pro product in various configurations and are hoping to expand our offerings to add the Modbook Pro X in various configurations by the end of this year.

Our products are offered in more than 70 countries and territories around the world primarily through our e-commerce store.

Competition

The Company's primary competitors are Tablet PC manufacturers such as Wacom and Microsoft.

Modbook will be focusing its sales and marketing efforts on the Mac segment of the growing pen hardware solutions market, primarily targeting the creative industries, which exceeded $1.8 Billion in 2016 with about 351,000 users. These users typically spend over $5000.00 to stitch together Apple high-end notebooks with other 3rd -party pen hardware like Wacom pen-enabled displays or windows tablets. However, these workarounds are cumbersome, inefficient, and ultimately lacking when compared to the smooth and powerful all-in-one solutions Modbook is intending to provide.

Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources. In addition, the Company competes for various components with other participants in the markets for mobile communication and media devices and personal computers. Therefore, many components used by the Company, including those that are available from multiple sources, are at

times subject to industry-wide shortage and significant pricing fluctuations that could materially adversely affect the Company's financial condition and operating results.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Apple Inc	Notebook computers required as base systems for the creation our Mac-based tablet computer solutions	100.0%
Pen and Touch technology suppliers	Pen and Touch technology components	100.0%

The Company's customers are primarily in the consumer, small and medium sized business, and education markets.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
3555486	IC 009. US 021 023 026 036 038	modbook	May 23, 2006	December 30, 2008	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 18341 Sherman Way, Suite 100, Los Angeles, CA 91335

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andreas Haas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CEO, Secretary, President, and CFO, 2012 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Andreas held various leadership positions at Apple in Europe, including the Newton Systems Group. He launched the first Mac-based tablet and has over 20 years of experience in Mac hardware solutions.

Education

Mr. Haas holds a bachelor's degree in Management of Information Systems from Ludwig-Maximilians Universität München.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Voting Common Stock
Amount outstanding	1,374,630
Voting Rights	The holders of voting common stock shall have the exclusive voting rights on all matters requiring a vote of the stockholders except as provided by law, including the election of directors, and are entitled to one vote for each share of voting common stock held at all meetings of stockholders (and written actions in lieu of meetings).
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and issue additional shares of common stock, which may be dilutive to the securities issued by the Company pursuant to Regulation CF.

Type of security	Non-Voting Common Stock
Amount outstanding	895,350
Voting Rights	The holders of the non-voting common stock shall have no voting rights except as provided by law.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and issue additional shares of common stock, which may be dilutive to the securities issued by the Company pursuant to Regulation CF.

Securities issued pursuant to Regulation CF:

Type of security	Non-voting Common Stock
Amount outstanding	103,693
Voting Rights	The holders of the non-voting common stock shall have no voting rights except as provided by law.
Anti-Dilution Rights	None.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Bank of Hemet
Amount outstanding	$68,486.00
Interest rate and payment schedule	Bank Loan used as working capital. 5.50% APR.
Amortization schedule	Payable in equal monthly payments until the whole of the principal is repaid by the maturity date of the note.
Describe any collateral or security	The loan is a general secured obligation of the Company.
Maturity date	August 15, 2022
Other material terms	

Type of debt	Guaranteed Loan through Modbook CEO
Name of creditor	Andreas Haas
Amount outstanding	$98,986.00
Interest rate and payment schedule	MPR:5.25%
Amortization schedule	Payable in equal monthly payments until the whole of the principal is repaid by the maturity date of the note.
Describe any collateral or security	This loan is a general secured obligation of the Company.
Maturity date	January 6, 2020
Other material terms	A reduction in outstanding interest will be applied if loan is repaid upon successful financing prior to Maturity Date.

Type of debt	Notes
Name of creditor	MSW Investment
Amount outstanding	$20,000.00
Interest rate and payment schedule	APR: 10%. Accrued interest is payable on maturity.
Amortization schedule	Principal amount is payable on maturity.
Describe any collateral or security	This loan is a general secured obligation of the Company.
Maturity date	January 1, 2020
Other material terms	

The total amount of outstanding debt of the company is $192,870.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	467,473	$516,230.00	General working capital	December 1, 2015	Rule 506(b)
Common Stock	255,796	$341,902.03	General working capital	November 30, 2018	Rule 506(c)
Common Stock	103,693	$186,719.50	Move the Modbook Pro X into pre-production, cover key business cost for marketing, fundraising advisors, and legal; General operations	May 23, 2018	Regulation CF

Ownership

A majority of the Company is owned by a few entities. Those entities are: MSW Investments, LTD and Haas Living Trust.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
MSW Investments LTD	37.2%
Haas Living Trust	45.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$37,309.00	-$226,068.00	$0.00

Operations

Following the Offering, we had enough liquidity to execute our business plan as intended under the original Reg CF filing. We intend to be profitable in the year 2020. Our significant challenges are developing and marketing a viable product in a competitive environment and sourcing consistent third party manufacturers to ensure we have sufficient quantities of our product when necessary.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on raising additional monies to enable us to: a) complete pre-production on the Modbook Pro X, expand our sales support and marketing teams for the US product launch; b) begin production and shipment the Modbook Pro X, build our B-to-C sales team and launch our marketing campaigns associated with the US product launch; c) increase our marketing efforts for the product launch in the US, build out our B-to- B sales and customer support teams, and fund the marketing efforts associated with expanding the product launch worldwide; d) build-up a launch inventory ahead of the product launch and for the 2019 year-end/holiday season; and e) invest in certain select production equipment to bring the manufacturing of some parts in-house, reducing our cost-of-goods and increasing our profit margin.

Liquidity and Capital Resources

On May 23, 2018 the Company conducted an offering pursuant to Regulation CF and raised $186,719.50.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

To date, the company has been primarily financed through the CEO and founders, equity investments, limited sales of the field test product line, line of credit and short-term loans totaling $3.14m to date. Included therein and representing about 46% of the total are revenues of $1.45m derived from field test product line sales. Modbook may need to raise additional capital in the future from investors. Although capital may be available for early stage companies, there is no guarantee that Modbook will recieve any investments from investors.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Andreas Haas
Relationship to the Company	CEO
Total amount of money involved	$60,049.00
Benefits or compensation received by related person	A potential increase in the value of beneficial ownership in the Company.
Benefits or compensation received by Company	A loan that provides working capital for the Company.
Description of the transaction	Loan by a third party to the Company, which is guaranteed by Andreas Haas.

Related Person/Entity	Andreas Haas
Relationship to the Company	CEO
Total amount of money involved	$107,397.00
Benefits or compensation received by related person	Loan from the Company.
Benefits or compensation received by Company	The notes accrue simple interest which is payable by Andreas Haas.
Description of the transaction	Company made an unsecured loan to Andreas Haas.

Related Person/Entity	Lance Avington
Relationship to the Company	Employee
Total amount of money involved	$43,221.00
Benefits or compensation received by related person	Loan from the Company.
Benefits or compensation received by Company	The notes accrue simple interest which is payable by Lance Avington.
Description of the transaction	The Company made an unsecured loan to Andreas Haas.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Andreas Haas
(Signature)

Andreas Haas
(Name)

CEO, Director, Secretary, President, and CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Andreas Haas
(Signature)

Andreas Haas
(Name)

CEO, Director, Secretary, President, and CFO
(Title)

April 29, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Andreas Haas, being CEO, Director, Secretary, President, and CFO of Modbook, Inc., a corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included in this Form C-AR reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2018.

/s/ Andreas Haas
(Signature)

Andreas Haas
(Name)

CEO, Director, Secretary, President, and CFO
(Title)

April 29, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

MODBOOK INC.
BALANCE SHEET
DECEMBER 31, 2018 & 2017

ASSETS

		2017	2018
CURRENT ASSETS			
Cash		17,682	8,942
Accounts Receivable, Net		333	-
Inventory		95,780	94,006
Prepaid Insurance		45	9
	TOTAL CURRENT ASSETS	113,840	102,957
NON-CURRENT ASSETS			
Equipment, Net		-	-
Intangible Assets		88,344	88,344
Notes Receivable		150,618	150,618
Deposit		975	975
	TOTAL NON-CURRENT ASSETS	239,937	239,937
	TOTAL ASSETS	353,776	342,894

LIABILITIES AND SHAREHOLDERS' EQUITY

		2017	2018
CURRENT LIABILITIES			
Accounts Payable		120,637	123,825
Sales Tax Payable		94	12
Accrued Payroll		111,093	131,752
Reserve for Warranties		4,589	4,589
Customer Deposits		415,085	452,996
Line of Credit and Short Term Loans		174,532	192,870
	TOTAL CURRENT LIABILITIES	826,031	906,043
	TOTAL LIABILITIES	826,031	906,043
SHAREHOLDERS' EQUITY			
Common Stock (1,994,861 shares authorized and outstanding, $.0001 par value)		212	226
Additional Paid in Capital		1,524,441	1,732,733
Retained Earnings (Deficit)		(1,698,854)	(1,996,908)
		(298,053)	(299,201)
	TOTAL SHAREHOLDERS' EQUITY	(472,254)	(563,149)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		353,776	342,894

MODBOOK INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	2017	2018
Operating Income		
Sales	24,868	12,806
Cost of Goods Sold	(9,982)	(7,113)
Gross Profit	14,886	5,693
Operating Expense		
General and Administrative	210,432	236,966
Depreciation	458	-
Marketing	60,984	8,379
Rent and Utilities	13,271	13,573
	285,146	258,918
Net Income from Operations	(270,260)	(253,226)
Other Income (Expense)		
Interest Expense	(27,157)	(45,175)
State and Local Taxes	(804)	(800)
Miscellaneous Income	168	-
Net Income Before Providion for Income Tax	(298,053)	(299,201)
Provision for Income Taxes	-	-
NET INCOME	$ (298,053)	$ (299,201)

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

_____

	2018	2017
Cash Flows From Operation Activities		
Net Income (Loss) For The Period	$ (299,201)	$ (298,053)
Change in Receivables	333	60
Change in Payables	23,764	172,173
Change in Inventory	1,774	2,757
Change in Prepaid Expenses	35	494
Change in Customer Deposits	37,911	(7,683)
Net Cash Flows From Operating Activities	(235,384)	(130,253)
Cash Flows From Investing Activities		
Change in Equipment	-	-
Depreciation	-	192
Net Cash Flows From Investing Activities	-	192
Cash Flows From Financing Activities		
Change in Additional Paid in Capital	208,306	65,957
Change in Line of Credit and Short Term Loans	18,338	57,005
Net Cash Flows From Financing Activities	226,644	123,154
Cash at Beginning of Period	17,682	24,781
Net Increase (Decrease) in Cash	(8,740)	(7,099)
Cash at End of Period	$ 8,942	$ 17,682